Health Assurance Acquisition Corp.

20 University Road
Cambridge, Massachusetts 02138

November 10, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Health Assurance Acquisition Corp. Registration Statement on Form S-1 File No. 333-249667

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Health Assurance Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 12, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Hemant Taneja
Hemant Taneja
Chief Executive Officer